N E W S   R E L E A S E

Talisman Announces Pilot Project

for Enhanced Oil Recovery

CALGARY, Alberta – December 1 3, 2002 – Talisman Energy Inc. has commenced a nitrogen injection pilot project at the Turner Valley oil field in Alberta.  This enhanced oil recovery project is the first of its kind in Canada. A three-year evaluation period is planned to demonstrate that nitrogen gas can be injected into mature oil fields to increase recovery of oil and natural gas liquids.  A successful pilot project would be expanded and lead to full-scale development.

 “By applying new technology to the project, we expect to revitalize this historic Canadian field,” said Dr. Jim Buckee, President and Chief Executive Officer.  “The Turner Valley oil field contained an estimated one billion barrels of original oil in place, of which only 15% has been recovered to date.  An incremental 3-10% from the nitrogen flood has the potential to increase oil recovery by 30-100 mmbbls and extend the remaining life of the field beyond 20 years.”

Talisman has an average working interest of approximately 60% in the four oil Units that comprise the pool.  Talisman’s current production from these Units is over 1,650 boe/d.  The capital investment for the pilot project in 2002 will be approximately $8.5 million in Turner Valley Unit #4.   Participants in this Unit are Talisman (76.5%), Computershare Trust Company of Canada (16.1%), Enerplus Resources Corporation (5.0%), Canadian Spooner Resources Inc. (1.5%) and National Petroleum Corporation Limited (0.9%).

Oil production began in Turner Valley over 65 years ago and the field has been under waterflood for over 40 years.  Talisman’s project design uses a membrane technology to extract nitrogen from air, which may offer a cost effective alternative to the cryogenic technology used elsewhere.  Capital cost efficiencies may be achieved through the use of suspended wellbores as injectors and integration of nitrogen facilities with existing equipment.

The pilot project is eligible for a 5% flat Experimental Project Petroleum Royalty on the Crown’s share of oil production, representing approximately 80% of the total royalty volume.

Talisman Energy Inc. is one of the largest independent Canadian oil and gas producers with operations in Canada, the North Sea, Indonesia, Malaysia, Vietnam, United States and Sudan. Talisman is also conducting exploration in Algeria, Trinidad, and Colombia, through its respective subsidiaries. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever it does business. The Company's shares are listed on The Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Manager, Investor Relations &

Corporate Communications

Phone:

403-237-1196

E-mail:

tlm@talisman-energy.com

Website:

www.talisman-energy.com

Forward Looking Statements:  This press release contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, including potential reserves additions if the nitrogen injection pilot project at the Turner Valley field is successful and if any such success leads to a commercial development.   Forward-looking statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those reflected in the statements.  These risks include, but are not limited to: the experimental nature of this project and the risks of the oil and gas industry (for example, operational risks in developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of costs and the success of this project; potential delays or changes in plans with respect to this project including capital expenditures; and health, safety and environmental risks). Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made.  The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

36/02

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~